October 13, 2011

Ms. Jennifer Thompson
Securities and Exchange Commission
Washington, DC 20549

RE:	Solar Acquisition Corp Form 8-K filed on April 13, 2011 File No. 1-34438

Dear Ms. Thompson:

1.
We note that you issued one million preferred shares to Nano that are convertible to common stock at 100:1.  Please explain to us in more detail: the rights there preferred shares carry, including any voting rights or rights to participate in dividends; how you determined that this transaction did not constitute a change in control, your analysis of whether the assets acquired from Nano constitute a business, including whether Nano was an operating company that generate revenue from the acquired assets prior to this transaction; and how you are accounting for the transaction.

The preferred shares are convertible into 100 million shares of common stock at the time of notice to the Company by the holder of the preferred shares.  There are no dividends or other preferences associated with these preferred shares. We did not view it as a change of control at the time of the transaction because absent a conversion notice from the holder, control is unchanged. We disclosed a potential for a change of control in the Form 8-K.  It is also possible that should the company receive a conversion notice, the issuance of 100 million shares would not be sufficient to change control.

We believe that the acquisition did not constitute a business. The assets were in storage at the time of acquisition and did not generate revenue at the time of the acquisition. We accounted for the acquisition as an asset purchase.

2.	We note that your Form 8-K is not signed.

We have filed an amended form with the appropriate signature.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing. We further acknowledge that staff comments or changes to the disclosure do not foreclose the Commission from taking any action regarding the filing and we also acknowledge that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with our filing.

Sincerely,
SOLAR ACQUISITION CORP

/s/ Peter C. Klamka
Peter C. Klamka,
President